Bulldog Investors, LLC
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663 //201-556-0092

March 30, 2015

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re: Stewart Information Services Corporation Preliminary Proxy Statement (File No. 001-02658)

Dear Ms. Duru:

	We have reached a settlement with Stewart Information Services Corporation and consequently will not be soliciting proxies. However, because your comments relating to Rule 14a-4(d) and the SEC's definition of "participant" have broad implications for proxy solicitations, they merit a response.

Rule 14a-4(d)(1) states that "No proxy shall confer authority to vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement." A bona fide nominee is defined as a person who has consented to being named in the soliciting person's proxy statement and to serving if elected.The only basis for Rule 14a-4(d) is the Commission's view that the unauthorized mention of the names of the company's nominees on a proxy not solicited by the board "would imply that the company nominees supported the soliciting shareholder's position, had agreed to be named on the shareholder's card, and would serve along with the shareholder's nominees if elected."1 We know of no evidence that anyone ever mistakenly drew any of those inferences. In any case, there is no need to censor truthful statements made by soliciting persons because the obvious and direct solution is to require adequate disclosure in the proxy statement.2

On January 8, 2014, the Council of Institutional Investors submitted a "Request for rulemaking to amend Section 14 of the Securities Exchange Act of 1934 to facilitate the use of universal proxy cards in contested elections"3 that would eliminate Rule 14a-4(d). That rulemaking petition makes a compelling case for rescinding Rule 14a-4(d) because it undermines the intent of Section 14, which is to permit shareholders that cannot attend a meeting to give a proxy that will result in their shares being voted in the same manner as if they could attend the meeting. At a minimum, the Staff should no longer complain about violations of Rule 14a-4(d) unless there is reason to believe that a reasonable shareholder wouldactually be misled by the unauthorized naming of a company nominee in a proxy statement.

	Lastly, you asked us to remove the following sentence from our proxy statement: "The SEC's definition of a 'participant' may be misleading because it suggests that a 'participant' has a more active role in a solicitation than may be the case." We believe that the SEC's definition of "participant" is overbroad and thus misleading because a reasonable person would incorrectly think that every person who is covered by that definition will actively participate in the solicitation of proxies. By analogy, a reasonable person would not think of a person that merely signs a petition to have a candidate for political office placed on the official ballot as a "participant" in the candidate's election campaign. While the SEC has the authority to make up its own definitions of commonly used words, we don't think it has the authority to prohibit criticism of those definitions.

	Please contact me if you wish to discuss this matter.

							Very truly yours,
							/S/ Phillip Goldstein
							Phillip Goldstein
							Member

1-The offending language in our proxy statement is as follows: "At the Meeting, we intend to nominate the persons named below for election by the Public shareholders as directors. Unless instructed otherwise, your proxy will be voted FOR all of our nominees and FOR the following persons who are expected to be nominated by Stewart's board of directors: Glenn C. Christenson and Arnaud Ajdler.

2-The Commission's convoluted solution to the perceived problem of incorrect inferences drawn by shareholders is to permit a dissident that is not seeking majority control to identify the management nominees it will not vote for and indicate that it will vote for the rest of management's nominees, but not to permit the dissident to actually name the management nominees it will vote for in its proxy statement or proxy card. That solution is reminiscent of an old military joke:
 The Captain called the Sergeant in. "Sarge, I just got a telegram that Private Jones' mother died yesterday. Better go tell him and send him in to see me."
 So the Sergeant calls for his morning formation and lines up all the troops. "Listen up, men," says the Sergeant. "Johnson, report to the mess hall for KP. Smith, report to Personnel to sign some papers. The rest of you men report to the Motor Pool for maintenance. Oh by the way, Jones, your mother died, report to the commander." Later that day the Captain called the Sergeant into his office."Hey, Sarge, that was a pretty cold way to inform Jones his mother died. Couldn't you be a bit more tactful, next time?" "Yes, sir," answered the Sarge. A few months later, the Captain called the Sergeant in again with, "Sarge, I just got a telegram that Private McGrath's mother died. You'd better go tell him and send him in to see me. This time be more tactful." So the Sergeant calls for his morning formation. "Ok, men, fall in and listen up. Everybody with a mother, take two steps forward. NOT SO FAST, McGrath!"

3- See http://www.sec.gov/rules/petitions/2014/petn4-672.pdf